FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of January 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Corporate Governance Report of January 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 31, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Corporate Governance Report

31st January, 2019

Takeda Pharmaceutical Company Limited

https://www.takeda.com

I.	Basic Views on Corporate Governance and Basic Information on Capital Structure, Corporate Profile and Other Matters

1.	Basic Views

Takeda’s mission is to “strive towards Better Health and Brighter Future for people worldwide through leading innovation in medicine.” In line with this mission, Takeda is establishing a management framework appropriate for a world-class pharmaceutical company that operates on a global scale. We are strengthening internal controls, including rigorous compliance and risk management, and establishing a structure that will allow rapid decision-making that is also sound and transparent. Through these efforts, we will further improve our corporate governance, thereby maximizing corporate value.

[Reasons for Non-compliance with the Principles of the Corporate Governance Code]

The Company is in compliance with all of the principles of the Corporate Governance Code (effective as of 1st June, 2018).

[Disclosure Based on the Principles of the Corporate Governance Code]	Update

This report covers each and every principle that should be disclosed under the Corporate Governance Code by addressing each principle according to its item number. This report was updated based on the information publicly disclosed as of the completion date of acquisition of Shire plc (8th January, 2019). Please refer to the report to be submitted before the ordinary general shareholders meeting in June 2019 for the updates disclosed thereafter.

(1) Company objectives, business strategies, and business plans	Update

a.	Company objectives and business strategies…Principle 3.1 (i)

Please refer to the Company website on the “Corporate Philosophy” page and the quarterly results and the presentation materials on the “Investor Information” page for details on the Company’s objectives and business strategies:

Corporate Philosophy:

https://www.takeda.com/who-we-are/corporate-philosophy/

Investor Information:

https://www.takeda.com/investors/

b.	Business plans …Principle 3.1 (i)

Please refer to the quarterly results and the presentation materials on the “Investor Information” page of the Company website (link above) for the latest information on the Company’s substantial growth (growth rate of underlying revenue, underlying Core Earnings and Underlying Core EPS) which serves as the annual target management indicators (management guidance) for our Company.

c.	Basic views and guidelines on corporate governance… Principle 3.1 (ii)

Please refer to “Basic Views” in Part I section 1 of this report.

(2)	Securing the Rights and Equal Treatment of Shareholders

d.	General shareholder meeting

•

The Company sends a notice of convocation of its Ordinary General Meeting of Shareholders three weeks prior to the day of the meeting and discloses the agenda as soon as possible on its website so that shareholders have sufficient time to review the agenda of the meeting.

•

The Company translates the full text of the notice of convocation into English. The Company utilizes an electronic platform for voting so that institutional and foreign investors can execute their voting rights easily.

e.	Cross-Shareholdings…Principle 1.4

•

The Company only holds a minimum number of shares of other companies with which it has business relationships as cross-shareholdings. About such shareholdings, the Company assesses whether or not each shareholding contributes to the corporate value of the Company group by considering the Company’s mid-to-long term business strategy, and comparing benefits of such ownership (dividends, business transactions, expected returns from strategic alliance, etc.) with the Company’s cost of capital. As a result of the review, the Company divests shares from applicable shareholdings that are deemed to be of little significance after taking the financial strategy and market environment into consideration.

•

The Company has decreased cross-shareholdings approximately 40% on book value basis in fiscal year 2017. The Company will continue reviewing the purpose of holding and will consider decreasing further if the purpose of holding shares is of little significance.

•

The Company makes a decision on the exercise of voting rights regarding cross-shareholding after comprehensively reviewing whether the proposal makes a positive contribution to shareholder value as well as the value of issuing companies. The Company will object to any proposals that are deemed detrimental to shareholder value or corporate governance of issuing companies.

f. Related Party Transactions…Principle 1.7	Update

•

The Company investigates the existence of related party transactions such as transactions involving Directors and their close relatives through methods including seeking direct confirmation from Directors.

•	The Company has procedures that comply with the provisions of the Companies Act on competitive and conflict-of-interest transactions.

•

Transactions such as investments in, and loans and guaranties provided to subsidiaries/affiliated companies require the approval of Business Review Committee or other decision-making bodies depending on the amount of the investment, loan, or guarantee.

•

In addition to the above, the Company will investigate any unusual transactions between the Company and affiliated companies and undertake in advance the accounting and consider the disclosure of such transactions, confirm whether the value of the transaction is significant, and, where the amounts are significant monitor the content and conditions of such transactions on a quarterly basis.

•

As stipulated in the Financial Instruments and Exchange Act, the Company considers any shareholder who holds 10% or more of the voting rights of all shareholders (excluding those specified by the Cabinet Office Ordinance) as a “major shareholder” and, although the Company has no “major shareholders” at present, the Company will apply the above procedures to any “major shareholders” in the future.

(3)	Appropriate Cooperation with Stakeholders Other Than Shareholders

•

The Company takes into account the interests of various stakeholders including patients, customers, employees, clients, creditors, local communities, and shareholders in order to improve long-term corporate value.

(4)	Ensuring Appropriate Information Disclosure and Transparency

•

The Company makes timely and appropriate disclosures in a fair, detailed, and understandable manner to keep all shareholders informed in accordance with applicable laws including the Companies Act, the Financial Instruments and Exchange Act, and the Financial Instruments Exchange rules.

•

The Company promptly discloses financial and non-financial information including ESG information beneficial to stakeholders such as shareholders in addition to the information required by laws and regulations.

(5)	Responsibilities of the Board

g.	Roles of the Board… Supplementary Principle 4.1.1

•

The Board focuses on discussing and resolving of strategic or particularly important matters such as the establishment of and amendments to the Company group’s corporate philosophy as well as important management policies and plans such as mid- to long-term strategies and corporate plans. In addition, the Board delegates responsibilities for decision-making regarding some of the important business decisions to the management under the Company’s Articles of Incorporation. The Board of Directors Bylaws specify the matters for resolution by the Board. In addition to deliberation and resolution of the matters, the Board is responsible for the supervision of business executed by Directors.

•

As to the aforementioned matters delegated to the management, specifically, they are delegated to the Business Review Committee (which is responsible for general management matters), the Portfolio Review Committee (which is responsible for R&D and product-related matters), and the Audit, Risk and Compliance Committee (which is responsible for internal audit, risk, management and compliance matters) respectively. The Board supervises the management’s execution of these matters through the reports of the aforementioned committees.

•

Matters not requiring the attention of the aforementioned committees are delegated to the Takeda Executive Team (TET) (which consists of the President & CEO and the function heads of the Takeda Group who report directly to the President & CEO) and Takeda aims for agile and efficient decision-making across the group.

h. Composition of the board…Supplementary Principle 4.11.1	Update

•

In order to strengthen supervisory functions and further deliver objectivity and transparency through the deliberations, Independent External Directors comprise a majority of the Board of Directors of the Company. The Company has 15 Directors (including four Directors who are Audit and Supervisory Committee Members), of which 11 are Independent External Directors (including three Independent External Directors who are Audit and Supervisory Committee Members) at the time of writing. The Board is chaired by an Independent External Director.

•	The Company makes appropriate Director appointments, and constitutes the Board based on the following principles:

•

Appoint individuals from inside and outside the Company irrespective of nationality, race or gender who can contribute to the balance of knowledge, experience, and capacity needed for governance of the Company’s global operations.

•

The Board shall be a size that allows effective and agile decision-making and appropriate supervision of management (the Company’s Articles of Incorporation limit the maximum number of Directors who are not Audit and Supervisory Committee Members to 12 and Directors who are Audit and Supervisory Committee Members to four).

i. Policies and procedures in the nomination of directors… Principle 3.1 (iv), (v)	Update

•

The Company nominates candidates for Directors who are not Audit and Supervisory Committee Members (excluding candidates for External Directors) considering, among other things, whether they possess ample experience adequate for overseeing the management of Takeda Global as a whole, great insight and dignity required of a directorship position, demonstrated competencies or high-level performance required of business managers and embodied “Takeda-ism” at a high level.

•

The Company nominates candidates for Directors who are Audit and Supervisory Committee Members (excluding candidates for External Directors) among those who have outstanding integrity and assume a firm attitude in carrying out duties in all circumstances and have a wide range of expertise and/or knowledge that guarantees sound audit for Takeda’s global operations.

•

Candidates for members of the Board of Directors are nominated by the Board of Directors. For Director candidates, the Nomination Committee (advisory committee to the Board of Directors) has been established with an External Director as its Chairperson and with the majority of members being External Members, to ensure the appropriateness of the candidate. Candidates for External Directors are elected based on the “Internal criteria for independence of External Directors (Refer to II.1. Independent Directors)”. Candidates for Directors who are Audit and Supervisory Committee Members are nominated by the Board of Directors, after obtaining agreement of Audit and Supervisory Committee.

•

Regarding the reappointment of director candidates, the Company has internal rules that define the criteria for not re-appointing the current directors and if the criteria are met, the Board of Directors will determine that such director will not be reappointed as a candidate after consultation with the Nomination Committee.

•

The profiles and reasoning of individual appointments of nominated Director candidates are disclosed in the “Notice of Convocation of Ordinary General Meeting of Shareholders”, “Notice of Convocation of Extraordinary General Meeting of Shareholders” held on 5th December, 2018 and the Securities Report.

j.	Remuneration of the Directors, etc…. Principle 3.1 (iii)

•	Please refer to the “Policies determining the amount of remuneration or the method for calculating remuneration” in Part II section 1 of this report.

k. Independent Directors… Principle 4.9, Supplementary Principle 4.11.2	Update

•

The Company has established its “Internal criteria for independence of External Directors” to ensure such Directors are of a character that we believe is truly important for realizing the common interests of the shareholders.

•	Please refer to the “Internal Criteria for Independence of External Directors of the Company” under the title of “Independent Directors” in Part II section 1 of this report.

•

Positions of External Directors that are held concurrently are stated in the “Notice of Convocation of Ordinary General Meeting of Shareholders”, “Notice of Convocation of Extraordinary General Meeting of Shareholders” held on 5th December, 2018 and the Securities Report. In addition, the Company believes the concurrent holding of these positions does not prevent External Directors from allocating sufficient time and attention to perform the roles and duties of their offices.

l.	Director Training… Supplementary Principle 4.14.2

•

The Company provides necessary information about the Company (Takeda-ism, governance, business strategies etc.), industry trends and legal responsibilities (duty of care, duty of loyalty etc.) to Directors when they take office. The Company continues to provide useful information and learning opportunities etc. even after Directors take office.

•	In addition to continually providing information about Takeda and the pharmaceutical industry to External Directors, the Company also provides study sessions and site visits as appropriate.

•	The Company bears the expenses for all training.

m.	Board Effectiveness… Supplementary Principle 4.11.3

•

An evaluation of the performance and effectiveness of the Board of Directors is conducted at least once a year in principle by third party organizations in such a way that the individual opinions of the Directors are easily obtained. All Directors individually complete a questionnaire and/or are individually interviewed. Based on the results of the evaluation, the Board of Directors analyzes and evaluates the effectiveness thereof and acts on any opportunities for improvement.

•

As in the two previous fiscal years, an evaluation of the performance and effectiveness of the Board of Directors was performed in fiscal year 2017. An evaluation was conducted by asking all Directors to complete a questionnaire. Based on the result of this evaluation, the Board of Directors deemed it was able to work effectively and (i) with regard to matters that were pointed out in the evaluations during the two previous fiscal years, improvements were confirmed, and (ii) there was no important matter which was newly pointed out. The results of this evaluation, after incorporating the analysis and recommendations made by third party organizations, were discussed by all Directors. Through this evaluation and discussion, the Company had an opportunity to gain a deeper understanding of its strengths to further enhance its functions.

(6)	Dialogue with Shareholders… Principle 5.1

•

Takeda has a structure in place to continue “purposeful dialogue” with shareholders on topics including corporate governance, measures addressing environmental and social issues, corporate strategy, capital policy, business performance, and business risk from a long-term perspective with transparency and fairness, which enables the Company to build strong relationships of trust with its shareholders who share with the company the common interest of realizing “sustainable growth of corporate value”.

•

The Chief Financial Officer (CFO) is responsible for overall engagement with shareholders, and the Global Head of Investor Relations (IR) in the Global Finance department is accountable for operational IR activities. When planning and conducting meetings with shareholders, the Head of IR determines the meeting style and Takeda participants (which may include the President & CEO, the CFO, or other senior management), taking into consideration the objectives and impact of the meeting, and the characteristics of each shareholder.

•

The IR team promotes dialogue with shareholders by collecting necessary information from various internal divisions such as finance, R&D, and commercial, and devising ways of effective communication to shareholders through close collaboration with these divisions.

•

Takeda continues to enhance activities aiming to deepen the shareholders’ understanding about topics including the Company’s management policy, corporate governance, measures addressing environmental and social issues, strategies, and current business status. With respect to engagement with institutional investors, in addition to one-on-one meetings, Takeda holds quarterly earnings conferences and hosts IR Day events that focus on topics of high shareholder interest. Information about these events is disclosed to individual investors through postings on the IR section of corporate website, and Takeda also holds company presentation meetings specifically for individual investors. Presentation video and a message from the President & CEO are also posted on the website.

•

Shareholders’ interests and concerns which are raised during dialogue with the Company are shared with the senior management and are utilized for business analysis and for considering the optimal way of disclosing information.

•

When engaging in communication with shareholders, Takeda appropriately manages insider information in compliance with internal rules, and fairly and timely discloses that information. In advance of earnings announcements, Takeda implements a “silent period”, during which no communication with shareholders regarding earnings information is permitted.

(7)	Company’s measures for Corporate Pension Funds as the Managing Organization... Principle 2.6

•

Takeda Pharmaceutical Pension Association is administered by the designated or selected expert staff mainly in the areas of HR and Finance, who are knowledgeable about corporate pension and pension fund management. Insights and consulting services from external professionals are taken into consideration in pension fund management policy, as securing long-term pension payment for employees is critically important. In addition, pension fund investment is practically managed by external consigned institutions so that conflicts of interest which could arise between pension fund beneficiaries and companies are appropriately managed, as the Company shall not be involved with directing pension fund investment or exercising the voting rights. Company is mindful of potential impact to financial conditions as well as of maximizing benefits for participants and beneficiaries in Takeda’s corporate pension program, periodically monitoring the pension fund condition in the asset management committee or flexibly changing the portfolio strategy.

•

In operating the Corporate Pension Funds, the Company carefully considers the importance that pension fund management plays in potentially impacting employees’ stable asset formation and the company’s financial conditions. The Company continues to strengthen its system to fulfil its responsibilities as an asset owner.

2.	Capital Structure

Foreign Shareholding Ratio: More than 30% (as of end of December 2018)

[Status of Major Shareholders]	Update

Name / Company Name	Number of Shares Owned	Percentage (%)
NOMURA BANK LUXEMBOURG S.A. a/c Equiniti Financial Services Limited (*)	770,303,013	49.23
Nippon Life Insurance Company	41,180,385	2.63
The Master Trust Bank of Japan, Ltd. (Trust account)	34,120,700	2.18
Japan Trustee Services Bank, Ltd. (Trust account)	29,059,000	1.86
Takeda Science Foundation	17,911,856	1.14
Japan Trustee Services Bank, Ltd. (Trust account 5)	16,977,500	1.08
EUROCLEAR BANK S. A. / N. V.	14,291,475	0.91
JP MORGAN CHASE BANK 380055	13,304,766	0.85
Japan Trustee Services Bank, Ltd. (Trust account 7)	12,732,800	0.81
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	12,511,108	0.80

Controlling Shareholder (except for Parent Company): None

Parent Company: N/A

Supplementary Explanation:

The Company issued new Takeda ordinary shares (770,303,013 shares) as a part of consideration to implement the acquisition of Shire plc, on 8th January, 2019 (the new issue date). The percentage (%) in the table is calculated based on the total number of the shares as of 31st December, 2018 (excluding Takeda ordinary shares held in treasury as of that date) and the newly issued shares for the Shire acquisition. The number of shares held by shareholders other than NOMURA BANK (*) shows the number as of 31st December, 2018.

(*) NOMURA BANK LUXEMBOURG S.A. a/c Equiniti Financial Services Limited, at the time of the new issue date, performed all custody related work for the Takeda ordinary stock allotted to all Shire plc shareholders (as of the time of the final transaction of the shares of Shire plc in the London Stock Exchange on 4th January, 2019) and is the shares nominee. After the new issue date, the shares will be transferred to the securities account etc. specified by each allotted shareholder.

3.	Corporate Attributes

Listed Stock Market and Market Section	Tokyo 1st Section, Nagoya 1st Section, Sapporo Existing Market, Fukuoka Existing Market

Fiscal Year-End	End of March

Type of Business	Pharmaceuticals

Number of Employees (consolidated) as of the End of the Previous Fiscal Year	More than 1,000 persons

Sales (consolidated) as of the End of the Previous Fiscal Year	More than 1 trillion Yen

Number of Consolidated Subsidiaries as of the End of the Previous Fiscal Year	100 companies or more and less than 300 companies

4.	Policy on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder

—

5. Other Special Circumstances which may have Material Impact on Corporate Governance	Update

It was announced on 8th May, 2018 that Takeda and Shire plc reached agreement on the terms of a recommended offer pursuant to which Takeda will acquire all of the issued shares, and shares planned to be issued, of Shire plc (Acquisition) and on 8th January, 2019 such acquisition was completed. Please refer to the following website for the press releases.

Link to the press-release;

https://www.takeda.com/siteassets/system/investors/report/quarterlyannouncements/fy2018/fy2018-q2-announcements/shire-deal-close-announcement_en.pdf

II.	Business Management Organization and Other Corporate Governance Systems regarding Decision-making, Execution of Business, and Oversight in Management

1. Organizational Composition and Operation	Update

Organization Form: Company with Audit and Supervisory Committee

[Directors]

Maximum Number of Directors Stipulated in Articles of Incorporation	16 persons

Term of Office Stipulated in Articles of Incorporation (Directors who are members of the Audit and Supervisory Committee)	2 years

Term of Office Stipulated in Articles of Incorporation (Directors who are NOT members of the Audit and Supervisory Committee)	1 year

Chair of the Board Meeting	Independent External Director

Number of Directors	15 persons

Election of External Directors	Elected

Number of External Directors	11 persons

Number of Independent Directors	11 persons

External Directors’ Relationship with the Company (1)

Name	Attribute	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i	j	k
Masahiro Sakane	Coming from another company
Olivier Bohuon	Coming from another company
Ian Clark	Coming from another company
Yoshiaki Fujimori	Coming from another company
Steven Gillis	Coming from another company
Emiko Higashi	Coming from another company
Michel Orsinger	Coming from another company
Toshiyuki Shiga	Coming from another company
Shiro Kuniya	Attorney-at-law
Koji Hatsukawa	Certified public accountant
Jean-Luc Butel	Coming from another company

*1	Categories for “Relationship with the Company

a.	Executive of the Company or its subsidiaries

b.	Non-executive Director or executive of a parent company of the Company

c.	Executive of a fellow subsidiary company of the Company

d.	A party whose major client or supplier is the Company or an executive thereof

e.	Major client or supplier of the listed company or an executive thereof

f.	Consultant, accountant or legal professional who receives a large amount of monetary consideration or other property from the Company besides compensation as a Director/Auditor

g.	Major shareholder of the Company (or an executive of the said major shareholder if the shareholder is a legal entity)

h.	Executive of a client or supplier company of the Company (which does not correspond to any of d, e, or f) (the Director himself/herself only)

i.	Executive of a company, between which and the Company External Directors/Corporate Auditors are mutually appointed (the Director himself/herself only)

j.	Executive of a company or organization that receives a donation from the Company (the Director himself/herself only)

k.	Others

External Directors’ Relationship with the Company (2)

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Masahiro Sakane	✓	N/A

Mr. Masahiro Sakane has been appointed as an External Director as of June 2014. He proactively expresses his opinions at the Board of Directors meetings by leveraging his ample experience as company top management. He facilitates Board of Directors meetings as the chairperson since June 2017 as well as leads meetings by External Directors, which contributes to the making of fair and appropriate decisions and securing sound management in the Company. He has also contributed as chairperson of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process.

The Company has appraised Mr. Masahiro Sakane and deems him well qualified to be an External Director of the Company because the Company believes these qualities are vital to the Board of Directors of the Company which operates global business.

His ownership of the Company’s share is immaterial (as of December 2018), and there are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Olivier Bohuon	✓	N/A

Mr. Olivier Bohuon served as an External Director of Shire and has sufficient expertise in Shire’s portfolio and its related therapeutic areas. Previously, he has held key positions in healthcare companies in Europe and the U.S. and has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise in the area of marketing in the overall healthcare business.

He has been appointed as an External Director as of January 2019. The company believes that his direct participation as an External Director in the discussion and decision-making of the Takeda Board following completion of the acquisition would facilitate the integration of Takeda and Shire in a smooth, timely and efficient manner and contribute to the further acceleration of our transformation and secure sound management of the Company.

There are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Ian Clark	✓	N/A

Mr. Ian Clark served as an External Director of Shire and has sufficient expertise in Shire’s portfolio and its related therapeutic areas. Previously, he has held key positions in healthcare companies in Europe and the U.S. and has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise in marketing in the area of oncology and the operation of the science and technology division of a healthcare company.

He has been appointed as an External Director as of January 2019. The company believes that his direct participation as an External Director in the discussion and decision-making of the Takeda Board following completion of the acquisition would facilitate the integration of Takeda and Shire in a smooth, timely and efficient manner and contribute to the further acceleration of our transformation and secure sound management of the Company.

There are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Yoshiaki Fujimori	✓	N/A

Mr. Yoshiaki Fujimori has been appointed as an External Director as of June 2016. He proactively expresses his opinions at the Board of Directors meetings by leveraging his ample experience as company top management, which contributes to the making of fair and appropriate decisions and securing sound management in the Company. He actively participates in the discussions at the Compensation Committee based on his experience as top management of a global operating company, providing objectivity and transparency in the Company’s compensation plan for Directors.

The Company has appraised Mr. Yoshiaki Fujimori and deems him well qualified to be an External Director of the Company because the Company believes these qualities are vital to the Board of Directors of the Company which operates global business.

His ownership of the Company’s share is immaterial (as of December 2018), and there are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Steven Gillis	✓	N/A

Mr. Steven Gillis served as an External Director of Shire and has sufficient expertise in Shire’s portfolio and its related therapeutic areas. Previously, he has held key positions in healthcare companies in Europe and the U.S. and has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise, with a Ph.D. in Biological Sciences, in the area of immune-related healthcare businesses.

He has been appointed as an External Director as of January 2019. The company believes that his direct participation as an External Director in the discussion and decision-making of the Takeda Board following completion of the acquisition would facilitate the integration of Takeda and Shire in a smooth, timely and efficient manner and contribute to the further acceleration of our transformation and secure sound management of the Company.

There are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Emiko Higashi	✓	N/A

Ms. Emiko Higashi has been appointed as an External Director as of June 2016. She proactively expresses her opinions at the Board of Directors meetings by leveraging her ample experience and wide expertise on healthcare, technology and financial industries, which contributes to the making of fair and appropriate decisions and securing sound management in the Company. She has also contributed as a member of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process.

The Company has appraised Ms. Emiko Higashi and deems her well qualified to be an External Director of the Company because the Company believes her knowledge and experiences are vital to the Board of Directors of the Company which operates global pharmaceutical business.

There are no personnel, capital, business or other special relationship between her and the Company. The Company deemed that she is highly independent and designated her as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as she executes her duties as an External Director.

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Michel Orsinger	✓	N/A

Mr. Michel Orsinger has been appointed as an External Director as of June 2016. He proactively expresses his opinions at the Board of Directors meetings by leveraging his ample experience as top management of major western healthcare companies, which contributes to the making of fair and appropriate decisions and securing sound management in the Company.

The Company has appraised Mr. Michel Orsinger and deems him well qualified to be an External Director of the Company because the Company believes these qualities are vital to the Board of Directors of the Company which operates global pharmaceutical business.

There are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Toshiyuki Shiga	✓	N/A

Mr. Toshiyuki Shiga has been appointed as an External Director as of June 2016. He proactively expresses his opinions at the Board of Directors meetings by leveraging his ample experience as company top management as well as his expertise in general industries in Japan, which contributes to the making of fair and appropriate decisions and securing sound management in the Company.

As chairperson, he actively led discussions at the Compensation Committee by expressing opinions based on his experience as a top executive of a global operating company, providing objectivity and transparency in the Company’s compensation plan for Directors.

The Company has appraised Mr. Toshiyuki Shiga and deems him well qualified to be an External Director of the Company because the Company believes these qualities are vital to the Board of Directors of the Company which operates global business.

His ownership of the Company’s share is immaterial (as of December 2018), and there are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Shiro Kuniya	✓	The Company receives advice, etc., on legal matters as needed from other lawyers working at Oh-Ebashi LPC & Partners, the law firm where Shiro Kuniya works concurrently, but the proportion of the annual value of those transactions to the sales of the Company and of Oh-Ebashi LPC & Partners is less than 1% in both cases. In addition, there is no advisory contract between the Company and Oh-Ebashi LPC & Partners.

Mr. Shiro Kuniya has wide-ranging experience and expertise in the area of corporate and international legal affairs as a lawyer although he has never been directly involved in company management. He has also contributed as a member of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process.

He has served as External Corporate Auditor since June 2013, and an External Director who is the Head of Audit and Supervisory Committee since June 2016. He has contributed in the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust.

His ownership of the Company’s share is immaterial (as of December 2018), and there are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Koji Hatsukawa	✓	N/A

Mr. Koji Hatsukawa has wide-ranging experience and expertise in the area of corporate finance and accounting as a certified public accountant although he has never been directly involved in company management.

He has served as an External Director who is an Audit and Supervisory Committee Member since June 2016. He has contributed in the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust.

His ownership of the Company’s share is immaterial (as of December 2018), and there are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Jean-Luc Butel	✓	N/A

Mr. Jean-Luc Butel has ample experience as top management of major western healthcare companies.

He has served as an External Director who is an Audit and Supervisory Committee Member since June 2016. He has contributed in the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust.

There are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Voluntary Establishment of Committee(s) Corresponding to Nomination Committee or Remuneration Committee: Established

Committee’s Name, Composition, and Attributes of Chairperson

Nomination Committee

Name	Nomination Committee
Number	4 persons
Chairperson	External Director
Member	2 External Directors and 1 Internal Director

Compensation Committee

Name	Compensation Committee
Number	3 persons
Chairperson	External Director
Member	1 External Director and 1 Internal Director

Supplementary Explanation	Update

The Nomination Committee and the Compensation Committee were established as advisory bodies to the Board of Directors. The committees serve to ensure transparency and objectivity in decision-making processes and results relating to personnel matters for Directors (appropriate criteria and procedures for appointment and reappointment, and having and administering appropriate succession plans) as well as results relating to the compensation system (appropriate levels of compensation for the Directors, appropriate performance targets within the Director bonus system, and appropriate bonuses based on business results).

The majority of each committee members must be External Members (External Directors or external experts). Furthermore, at least one Director who is an Audit & Supervisory Committee member must be assigned to each committee and each committee must be chaired by an External Director. The member composition is as follows.

•	Nomination Committee: Masahiro Sakane (Chairperson), Christophe Weber, Emiko Higashi and Shiro Kuniya

•	Compensation Committee: Toshiyuki Shiga (Chairperson), Yoshiaki Fujimori and Yasuhiko Yamanaka

In the fiscal year 2018, the Compensation Committee and the Nomination Committee were held five and three times, respectively (as of the end of December 2018).

[Supervisory Committee]

Committee’s Composition and Attributes of Chairperson

	All Committee Members	Full-time Members	Internal Directors	External Directors	Chairperson
Audit and Supervisory Committee	4	1	1	3	External Director

Appointment of Directors and/or Staff to Support the Audit and Supervisory Committee	Appointed

Matters Related to the Independence of Such Directors and/or Staff from Executive Directors

In order to support the operations of the Audit and Supervisory Committee and in order to function as the secretariat for the Audit and Supervisory Committee, the Audit and Supervisory Committee Office was established and assigned the proper number of staff who are devoted exclusively thereto. Personnel matters with respect to the members of the Audit and Supervisory Committee Office are handled by agreement between Directors and the Audit and Supervisory Committee.

Cooperation among Supervisory Committee, Accounting Auditors and Internal Audit Departments

(Cooperation between Supervisory Committee and Accounting Auditors)

The Audit and Supervisory Committee receives from Accounting Auditors the reports on audit plans, the audit structure/system and audit results for each business year, and the Audit and Supervisory Committee and Accounting Auditors closely cooperate with each other by exchanging information and opinion as necessary.

(Cooperation between Supervisory Committee and Internal Audit Division)

Based on the status of development and operation of the internal control system, the Audit and Supervisory Committee works in close cooperation with Internal Audit Division to which the Audit and Supervisory Committee has the authority to give instructions, and conduct a systematic audit utilizing the information derived therefrom.

(Relationship between Supervisory Committee and Internal Control Promoting Department)

The Audit and Supervisory Committee closely cooperates with divisions responsible for the internal control function such as compliance, risk management and accounting/finance, etc. and utilize information from these divisions to enable effective audits and supervision by the Audit and Supervisory Committee.

[Independent Directors]

Number of Independent Directors	11 persons

Independent Directors

The Company has set the “Internal Criteria for Independence of External Directors” as follows, and elected all External Directors who meet these criteria as Independent Directors.

<Internal Criteria for Independence of External Directors of the Company>

The Company will judge whether an External Director has sufficient independence against the Company with the emphasis on his/her meeting the following quality requirement, on the premise that he/she meets the criteria for independence established by the financial instruments exchanges.

The Company believes that such persons will truly meet the shareholders’ expectations as the External Directors of the Company, i.e., the persons who can exert strong presence among the diversified members of the Directors and of the Company by proactively continuing to inquire the nature of, to encourage improvement in and to make suggestions regarding the important matters of the Company doing pharmaceutical business globally, for the purpose of facilitating impartial and fair judgment on the Company’s business and securing sound management of the Company. The Company requires such persons to meet two or more of the following four quality requirements to be an External Director:

(1)	He/She has advanced insights based on the experience of corporate management;

(2)	He/She has a high level of knowledge in the area requiring high expertise such as accounting and law;

(3)	He/She is well versed in the pharmaceutical and/or global business; and

(4)	He/She has advanced linguistic skill and/or broad experience which enable him/her to understand diverse values and to actively participate in discussion with others.

[Incentives]

Incentive Policies for Directors	Adoption of performance-based remuneration system

Please refer to the “Directors’ Compensation Policy” attached at the end of this report.

[Director Remuneration]

Disclosure of Individual Directors’ Remuneration	Partially disclosed individually

Disclosure of Policy on Determining Remuneration Amounts and Calculation Methods: Annual Securities Report

The total amounts of remuneration, etc., for Directors for fiscal year 2017 are as follows.

Directors who are not Audit and Supervisory Committee Members (12): 1,590 million JPY

(6 External Directors among the above Directors: 137 million JPY)

Directors who are Audit and Supervisory Committee Members (4): 126 million JPY

(3 External Directors among the above Directors: 76 million JPY)

(Notes)

1.    Those aforementioned include three Directors (within them, one External Director) who are not Audit and Supervisory Committee Members and retired from the office at the close of the 141st Ordinary General Meeting of Shareholders on 28th June, 2017.

2.    The total amounts of compensation, etc. for Directors who are not Audit and Supervisory Committee Members above include the following basic compensation and cost postings relating to the stock compensation. These amounts do not include the salaries that Directors, who also work as employees, receive as employee portions of their compensation, and the bonuses.

[1]    The basic compensation is a fixed amount depending on each position, and its total amount per month is no more than 150 million JPY (within this amount, no more than 30 million JPY per month is for External Directors) (based on a resolution of the 140th Ordinary General Meeting of Shareholders held on 29th June, 2016).

[2]    The cost posting relating to stock compensation is the value posted during fiscal year 2017 (923 million JPY, which includes 38 million JPY for External Directors).

(i)    The stock compensation granted in fiscal year 2015 is based on the resolution of the 138th Ordinary General Meeting of Shareholders held on 27th June, 2014, for which no more than 2 billion JPY was contributed per year for three consecutive fiscal years. The upper limit of the number of the stocks granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on the predetermined day of each fiscal year. Directors residing overseas and External Directors are excluded from Directors who are granted this stock compensation.

(ii)    The stock compensation granted in fiscal years 2016 and 2017 is based on the resolution of the 140th Ordinary General Meeting of Shareholders held on 29th June, 2016. The upper limit of the amount contributed for that stock compensation and the number of the stocks to be granted are as follows:

(a)    Stock compensation granted to Directors who are neither External Directors nor Audit and Supervisory Committee Members (excluding Directors residing overseas)

         Upper limit of 2.7 billion JPY per year for three consecutive fiscal years (the upper limit of the number of the stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day of each fiscal year)

(b)    Stock compensation granted to External Directors who are not Audit and Supervisory Committee Members

         Upper limit of 0.3 billion JPY (the upper limit of the number of the stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day of each fiscal year)

3.    As the proposal for the “Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members” was proposed at 142nd Ordinary General Meeting of Shareholders held on 28th June, 2018 and was approved as proposed, the Directors’ bonuses, included among the compensation, etc., for Directors who are not Audit and Supervisory Committee Members for fiscal year 2017, was paid within the amount set forth in the said proposal. Directors’ bonuses are calculated depending on each position based on the Company’s financial results (achievement of key performance indicators such as the consolidated revenue, Core Earnings and EPS). Based on the report of the Compensation Committee, the actual payment amount of bonuses was resolved at the meeting of the Board of Directors held after the 142nd Ordinary General Meeting of Shareholders.

4.    The total amounts of compensation, etc. for Directors who are Audit and Supervisory Committee Members include the following basic compensation and cost postings relating to the stock compensation.

[1]    The basic compensation is a fixed amount depending on each portion, and its total amount per month is no more than 15 million JPY (based on a resolution of the 140th Ordinary General Meeting of Shareholders held on 29th June, 2016).

[2]    The cost posting relating to stock compensation is the value posted during fiscal year 2017 (34 million JPY). This stock compensation is based on a resolution of the 140th Ordinary General Meeting of Shareholders held on 29th June, 2016, for which no more than 200 million JPY will be contributed in fiscal year 2017 for two consecutive fiscal years. The upper limit of the number of the stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day of each fiscal year.

Name (position): Christophe Weber (Director)

Total amount of consolidated remuneration, etc. (in million yen): 1,217

Company category: Filing company

Amount of consolidated remuneration, etc. by type (in million yen):

•	Basic compensation: 254 (Note 1)

•	Bonus: 334

•	Long term incentive: 629 (Note 2, 3)

•	Other: 0

Name (position): James Kehoe (Director) (Note 4)

Total amount of consolidated remuneration, etc. (in million yen): 237

Company category: Filing company

Amount of consolidated remuneration, etc. by type (in million yen):

•	Basic compensation: 152 (Note 5)

•	Bonus: 20

•	Long term incentive: 65 (Note 2, 6)

•	Other: 0

Name (position): Andrew Plump (Director)

Total amount of consolidated remuneration, etc. (in million yen): 536

Company category: Filing company / Takeda Pharmaceuticals International, Inc. (Note 7)

Amount of consolidated remuneration, etc. by type (in million yen):

•	Basic compensation: 12/106

•	Bonus: 0/173

•	Long term incentive: 0/219 (Note 2, 8)

•	Other 0/26 (Note 9)

Name (position): Shinji Honda (Director) (Note 10)

Total amount of consolidated remuneration, etc. (in million yen): 105

Company category: Filing company

Amount of consolidated remuneration, etc. by type (in million yen):

•	Basic compensation: 95

•	Bonus: 0

•	Long term incentive: 10 (Note 2, 11)

•	Other: 0

(Note 1)	Basic Compensation includes the amount equivalent to housing allowance, pension allowance, etc. and income taxes (112 million yen).
(Note 2)	Long-Term Incentive is the compensation system of which expenses are accrued over multiple fiscal years based on the vesting timeframe of each plan. The recorded amount is the amount for fiscal year 2017
(Note 3)	The total amount of Long-Term Incentive consists of Stock Compensation (BIP Trust). The amount is the value accrued during fiscal year 2017 within remuneration concerning Stock Compensation granted in fiscal year from 2014 to 2017.
(Note 4)	Retired as of 31st May, 2018
(Note 5)	Basic Compensation includes the amount equivalent to housing allowance, pension allowance, etc. and income taxes (66 million yen).
(Note 6)	The total amount of Long-Term Incentive consists of Stock Compensation (BIP Trust). The described amount is the value accrued during fiscal year 2017 within remuneration concerning Stock Compensation granted in fiscal year 2017.
(Note 7)	These amounts are salaries etc. which Dr. Andrew Plump received as Chief Medical & Scientific Officer.
(Note 8)	The total amount of Long-Term Incentive consists of Stock Compensation (The Employee Stock Ownership Plan Trust (“ESOP Trust”)). The described amount is the value accrued during fiscal year 2017 within remuneration concerning Stock Compensation granted in fiscal year from 2015 to 2017.
(Note 9)	These are the recorded expenses for the amount equivalent to compensation for pension contribution, fringe benefits and related taxes, etc. which have been paid to Andrew Plump, Director in fiscal year 2017, thereto was incurred by Takeda Pharmaceuticals International Inc.
(Note 10)	Retired at the end of 141st annual shareholder meeting held on 28th June, 2017.
(Note 11)	The total amount of Long-Term Incentive consists of Stock Compensation (BIP Trust). The described amount is the value accrued during fiscal year 2017 within remuneration concerning Stock Compensation granted in fiscal year from 2014 to 2016.

Policies determining the amount of remuneration or the method for calculating remuneration	Exist

Policies disclosed determining the amount of remuneration or the method for calculating remuneration

The company has formulated the “Directors Compensation Policy (attached at the end of the report)”, and based on this policy and the decision-making process, the Directors’ Compensation Level and Mix are determined.

[Supporting System for External Directors]

We provide, in a timely manner, and in cooperation with other departments, information about important management-related matters to External Directors to help them make informed decisions. Explanations of the summary of topics to be discussed at board meetings are also provided in advance. The CEO Office is responsible for coordination with External Directors who are not Audit and Supervisory Committee Members. Information needed for activities such as auditing in the Audit and Supervisory Committee are shared with External Directors who are Audit and Supervisory Committee Members. In order to support the operation of the Audit and Supervisory Committee and to be a secretariat of the Audit and Supervisory Committee, the Audit and Supervisory Committee Office with dedicated staff has been established.

[Status of persons who have retired from a position such as Representative Director and President]

Name and details of Corporate Counselors, Advisors, etc., who have formerly served in posts such as Representative Director and President etc., of the Company

Name	Title/ Position	Duties	Work Form/ Conditions (Full-time/ Part-time, Remunerated or not etc.)	Date of retirement as President etc.	Term
Yasuchika Hasegawa	Corporate Counselor	(*) Noted in “Other Matters”	Part-time, No remuneration substantially	26th June, 2015	2 years

Total Number of Corporate Counselors, Advisors, etc., who have formerly served in posts such as Representative Director and President, etc., of the Company	1 person

Other Matters

•	We have introduced company regulations relating to the position of Corporate Counselors. We abolished the advisor system in July 2017.

•	The appointment of a Corporate Counselor is a matter decided by the President and CEO and any such appointment must be reported to the Board of Directors.

•

The remuneration for Mr. Hasegawa is only the health insurance equivalent (approximately 1.9 million JPY / year) as of 1st July, 2018, so the Company does not pay any remuneration substantially to him. He is not provided with a company vehicle or with a dedicated executive assistant.

•

The date of retirement as Representative Director is stated in “Date of retirement as President, etc.” in the table above. (The date of retirement as the Chairman of the Company (without representation right) and assumption as the Corporate Counselor is 28th June, 2017.)

(*) Duties of Mr. Hasegawa

•

To maintain some important positions outside of the Company until the end of his tenure (e.g. June 2019 - Chairman of Trilateral Commission Asia Pacific Group). (These positions were assumed when he was President and Chairman of the Company, and Chairman of the Japan Association of Corporate Executives.)

•	To transfer the network of contacts established by him to the current management team, and to contribute to the stable operation of the business by the current management team.

•

To provide advice based on his experience in accordance with the needs of the current management team. He has no authority to access management information such as Board documents and is not involved at all in company business decision.

2.	Matters on Functions of Business Execution, Auditing, Oversight, Nomination and Remuneration Decisions (Overview of

Current Corporate Governance System)	Update

At Takeda, the Board of Directors determines the fundamental policies for the Group, and management and business operations are then conducted in accordance with their decisions. Transparency of the Board of Directors is achieved through audits conducted by the Audit and Supervisory Committee. The External Directors are appointed to ensure optimal business execution free of the pharmaceutical industry mindset. Moreover, in order to respond to management tasks that continue to diversify, the Company shall establish the Takeda Executive Team consisting of President & CEO and members who manage and supervise each function of the Takeda Group, and also establish the Business Review Committee (which is responsible for general management matters), the Portfolio Review Committee (which is responsible for R&D and products related matters), and the Audit, Risk and Compliance Committee (which is responsible for internal audit, risk management and compliance matters) that review important matters to ensure agility and flexibility of business execution and deeper cooperation among the various functions.

Board of Directors

Takeda has given its Board of Directors the primary functions of observing and overseeing business execution as well as decision-making for strategic or particularly important matters regarding company management. The Board of Directors consists of 15 Directors (including one female), including 11 External Directors, eight Japanese and seven non-Japanese, and meets in principle eight times per year to make resolutions and receive reports on important matters regarding management. The Board is chaired by an Independent External Director in order to increase independency of the Board. In order to ensure the validity and transparency of the decision-making process for the election and compensation of Directors (excluding External Directors), Takeda has a Nomination Committee and a Compensation Committee, in which the majority of the members are External Directors and one of the External Directors is the chairman of each committee, as advisory committees to the Board.

Supervisory Committee’s Audit

The Audit and Supervisory Committee ensures its independency and effectiveness, in line with “Rules of Audit and Supervisory Committee’s Audit, etc.” The Committee conducts organizational audits in collaboration with Group Internal Audit, etc.

Takeda Executive Team (TET)

The TET consists of the President & CEO and 19 function heads who report directly to the President & CEO. Please refer to the following website.

Link: https://www.takeda.com/who-we-are/company-information/executive-leadership/

Business Review Committee

The Business Review Committee consists of TET members. In principle, it holds a meeting twice a month to discuss and make decisions on important matters concerning corporate management and business execution.

Portfolio Review Committee

The Portfolio Review Committee consists of TET members and the heads of the following functions: R&D and R&D core functions; global commercial; manufacturing; each business unit of Japan, US, Europe & Canada, Emerging Markets, Oncology and Vaccine, etc. In principle, it holds a meeting two or three times a month. The Portfolio Review Committee is responsible for ensuring that Takeda’s portfolio is optimized to achieve the organization’s strategic objectives, and determines the composition of the portfolio by reviewing and approving R&D investments in portfolio assets. In addition to determining which assets and projects will be funded, the Portfolio Review Committee defines how investments will be resourced.

Audit, Risk and Compliance Committee

The Audit, Risk and Compliance Committee consists of TET members and the heads of the following functions: legal, internal control, finance & accounting and compliance, etc. In principle, it holds a meeting once a quarter to discuss and make decisions on important matters concerning internal controls, risk management and compliance.

Accounting Audit

The Accounting Auditor of the Company, KPMG AZSA LLC, was appointed at the Company’s general shareholders’ meeting. The Company’s accounting was audited by the following two certified public accountants from KPMG AZSA LLC: Mr. Koichi Kohori (consecutive auditing period: four years,) and Mr. Naohiro Nishida (consecutive auditing period: three years). These two certified public accountants were supported by 15 other certified public accountants and 48 other individuals.

The Audit and Supervisory Committee makes decisions, such as the reappointment or non-reappointment of the Accounting Auditor, after assessing the audit quality, quality control and independence of the Accounting Auditor.

Liability Limitation Agreement

The Company has executed agreements with Non-Executive Directors stating that the maximum amount of their liabilities for damages as set forth in Article 423, Paragraph 1 of the Companies Act shall be the amount provided by law.

3.	Reasons for Adoption of Current Corporate Governance System

The Company became a Company with Audit and Supervisory Committee based on the resolution at the Ordinary General Meeting of Shareholders held on 29th June, 2016. We aim for increased transparency and independency of the Board, and further enhancement of the corporate governance, through establishing the systems of audit and supervision conducted by the Audit and Supervisory Committee and increasing the proportion of the number of External Directors and the diversity of the Board. The governance structure also enables us to enhance the separation of business execution and supervision by delegating decision-making authority to Directors, which realizes further agility in decision-making and helps the Board of Directors focus more on discussions of business strategies and particularly important business matters.

III.	Implementation of Measures for Shareholders and Other Stakeholders

1.	Measures to Vitalize the General Shareholder Meetings and Smooth Exercise of Voting Rights

Early Notification of General Shareholder Meeting	The notice is dispatched three weeks prior to the day of the meeting. In addition, Takeda strives to disclose the notice earlier than the dispatch of it on the Company website and other websites, including that of the administrator of the shareholder’s register, Mitsubishi UFJ Trust and Banking Corporation.

Scheduling Annual General Shareholder Meetings Avoiding the Peak Day	Takeda endeavors to convene its General Meeting of Shareholders on a date other than that set by many Japanese companies. However, the meeting date is decided by the availability of venue as well as administrative schedule.

Allowing Electronic Exercise of Voting Rights	Takeda shareholders have been able to exercise voting rights by electronic means since the General Meeting of Shareholders held in June 2007.

Participation in Electronic Voting Platform	Takeda has been utilizing the electronic voting platform operated by Investors Communications Japan, Inc. (ICJ) since the General Meeting of Shareholders held in June 2007.

Providing Convocation Notice in English	To encourage shareholders to vote, Takeda publishes the Japanese and English versions of the notice of convocation on its website and other websites, including that of the administrator of the shareholder’s register, Mitsubishi UFJ Trust and Banking Corporation.

Other	Takeda organizes the General Meeting of Shareholders to try to present material to shareholders in a format that is easy to understand, including the use of slide and video presentations by the President & CEO to explain performance and business policies.

2.	IR Activities

	Supplementary Explanations	Presentation made by senior management
Preparation and Publication of Disclosure Policy	Takeda has established “Rules for Global External Communications” and “Global Press Release and Related Materials Approval Standard Operating Procedure” that specify disclosure policies, the functions within Takeda with responsibility for information disclosure, and the relevant communication channels and procedures.

Regular Investor Briefings for Individual Investors	During fiscal year 2017, Takeda’s department responsible for IR organized company presentations aimed at retail investors. Such presentations were held six times across Japan with support from securities companies and the securities exchange. Several of the meetings were organized jointly by IR and CSR.	No

Regular Investor Briefings for Analysts and Institutional Investors	In principle, Takeda holds earnings release conferences twice a year on the same days as the full-year and second quarter results announcement. These events include results presentations and a Q&A session in which participants can address questions directly to senior management. Conference calls are held when the quarterly results for the first and third quarters are released. These also include presentations of results and the opportunity to question senior management directly.	Yes

Regular Investor Briefings for Overseas Investors	Conference calls are held in English on the release of the full-year results and the results for the first, second and third quarters. Conference call participants have the opportunity to question senior management directly. R&D Days were held in September 2018 in Tokyo and in October 2018 in Boston, which provided an overview of Takeda’s R&D strategy and key pipeline in development. Takeda invited overseas investors to these events, provided conference call lines, and streamed live and on-demand webcast.	Yes

Posting of IR Materials on Website

URL : https://www.takeda.com/

Materials available on the website: Quarterly financial statements, data book, presentation materials used in earnings release conferences, sustainable value reports, notices of convocation of ordinary general meetings of shareholders, presentations given at conference held by securities companies, notices of resolutions, and others.

Establishment of Department and/or Manager in Charge of IR	Department responsible for IR: Global Finance, IR

3. Measures to Ensure Due Respect for Stakeholders	Update

Supplemental Explanation
Stipulation of Internal Rules for Respecting the Position of Stakeholders	Takeda’s mission of “striving towards Better Health and Brighter Future for people worldwide through leading innovation in medicine” expresses a commitment to make a positive contribution to patients and healthcare professionals through pharmaceuticals. The Takeda’s Values, which encompasses Takeda-ism and its four key priorities (Patient, Trust, Reputation, Business), clearly indicate the Company’s emphasis on the importance of its stakeholders including patients. Moreover, the Takeda Global Code of Conduct provides ethical guidelines for employees based on respect for the perspectives of stakeholders.

Implementation of Environmental Activities, CSR Activities etc.

Environmental protection activities: Takeda engages in these activities from a medium to long-term perspective, based on “Global Policy on EHS”. The Company’s ongoing efforts to address environmental issues include setting specific targets of “Environmental Action Plan” for global warming countermeasures and waste reduction with a focus on the production and research facilities of Group companies worldwide.

CSR activities: A dedicated CSR team within the Corporate Communications & Public Affairs emphasizes the importance of global corporate citizenship, based on international CSR-related principles and standards such as the Sustainable Development Goals (SDGs) and the United Nations Global Compact.

Development of Policies on Information Provision to Stakeholders	Takeda has established “Rules for Global External Communications” and “Global Press Release and Related Materials Approval Standard Operating Procedure” that specify disclosure policies, functions with responsibility for information disclosure, and the relevant communication channels and procedures.

Other

The Company will continue to actively appoint diverse members, irrespective of nationality, race or gender, to the Company’s Board of Directors (One out of total 15 members is female.), with the aim of strengthening systems further so that the Company can reflect viewpoints from multiple perspectives in management decisions. Furthermore, six female function heads take part in discussions and decision-making on management strategies and other important management and operational matters.

The Company established a Global Diversity and Inclusion (D&I) statement and continue to support D&I initiatives. In Japan in particular, in order to drive forward D&I, the Company mainly focuses on “Employee diversity” “Career diversity and autonomy of careers” and “Work style diversity”. The Company’s effort focuses on changing the mindset of its employees, reinforcing leadership commitment and creating an inclusive work environment. The ratio of women in managerial positions in fiscal year 2016 was 7.8%, rising to 9.2% in fiscal year 2017. In addition, the Company is introducing and promoting a flexible way of working to motivate various employees so that they can maximize their performance.

Thanks to efforts put into diversifying work styles and information exchanges among male employees through a father’s networking group, the ratio of male employees taking paternity leave improved from 42.5% to 72.2%.

Executives delivered messages about flexible workstyles and the Company began initiatives to donate to Company-designated NPO proportionately to the Company’s annual paid leave usage rate. These efforts resulted in the percentage of paid leaves used by employees also increasing from 66.5% to 71.2%.

The Company is promoting active employment of disabled persons mainly in L.I. Takeda, Ltd., a special subsidiary for the employment of disabled persons. The employment rate of disabled persons is 2.5% as of 1st June, 2018.

IV.	Matters Related to the Internal Control System

1. Basic Views on Internal Control System and the Progress of System Development	Update

The Company shares its “Corporate Philosophy,” which comprises its “Mission,” “Vision,” “Values” and “Strategic Roadmap” within the entire Takeda Group and exerts efforts to promote the creation of a disciplined and sound corporate culture. Based on the abovementioned principle, the Company undertakes to establish the following measures for its internal control system, treating it as an important component of corporate governance that functions organically alongside risk management.

(i)	Systems to ensure the appropriateness of operations in the Takeda Group

•

As a “Company with Audit and Supervisory Committee (“ASC”),” a system that enables ASC to effectively perform its duties relating to audit and supervision shall be established and the composition and diversity of the External Directors in the Board of Directors shall be enhanced. Under the appropriate audit and supervision thereof, the Board of Directors shall make highly transparent and objective decisions and, by resolution, delegate authority to the Directors and expedite the management of business.

•

The objectivity and fairness of the appointment of Directors and the compensation paid to them shall be ensured by voluntarily establishing a Nomination Committee and Compensation Committee, as advisory bodies for the Board of Directors, wherein an External Director will serve as the chairperson and external committee members will constitute a majority, respectively. By appointing one or more Directors who are ASC Members as members of such committees, the effectiveness of the ASC’s function of supervising the appointment, etc. of Directors who are not ASC Members and the compensation, etc. paid to them shall be enhanced.

•

Under the system above, the Board of Directors will decide on the most important matters for the business operation of the Takeda Group, including matters relating to Basic Management Policy and matters relating to internal control, including compliance and risk management, and discuss business strategy, and monitor and supervise the execution of operations.

•

To strengthen its global business management system, the Company shall establish the TET, which will consist of the President & CEO and the members who manage and supervise each function of the Takeda Group, and also establish a Business Review Committee (which will be responsible for general management matters), a Portfolio Review Committee (which will be responsible for R&D and product related matters), and an Audit, Risk and Compliance Committee (which will be responsible for internal audit, risk management and compliance matters). These committees will review important matters that will ensure systems through which faster and more flexible execution of operations and deeper cooperation among the various functions can take place.

•

By resolution of the Board of Directors, decision making authority on matters of important business execution shall be partially delegated to the Directors through decision-making bodies such as the Business Review Committee, Portfolio Review Committee, and Audit, Risk and Compliance Committee; the Company shall make flexible and efficient decisions.

•

The Company shall clarify the roles and responsibilities of each function based on the “Takeda Group’s Management Policy,” which summarizes the business management systems, decision-making systems and operational rules and other important management rules of the Takeda Group. With regard to certain material items, the Company shall oblige each function to propose or report them to the decision making bodies, including the Board of Directors, depending on the materiality of those items. Concurrently, the Company shall delegate a certain level of decision making authority to the President & CEO or to other TET members, and such decision making authority shall be exercised under proper governance.

•

In order to manage and supervise the entire Takeda Group in a cross-sectoral and unified manner, the Company shall maintain Global Policies, etc. (Global Policies mean the rules applied to employees of three or more TET organizations) for the respective operations of specialized functions.

•

Based on the “Global Risk Management Policy” and “Global Crisis Management Policy” which respectively lay out the structure of the risk management systems, crisis management systems and BCPs of the Takeda Group, the Company shall promote the development of a system that will enable each group company to respond adequately to risks and crises and to ensure business continuity, and shall facilitate the disciplined management of the Takeda Group.

•

The Global Ethics & Compliance division and other divisions in charge of compliance shall disseminate the “Takeda Global Code of Conduct” to all group companies and develop and disseminate compliance programs for all group companies based on that code under the Global Compliance Promotion System. The Global Ethics & Compliance division shall establish a mechanism with monitoring capabilities to ensure that the Takeda Group’s business activities are in compliance with laws and internal rules. In addition, the Global Ethics & Compliance division and other divisions in charge of compliance shall periodically report to the Audit, Risk and Compliance Committee, and report to the Board of Directors as necessary, on the compliance related affairs of the Takeda Group, including those reported through interoffice notifications.

•

The Group Internal Audit (“GIA”) shall conduct a regular internal audit of each function of the Company and each group company based on the “Group Internal Audit Charter” and report the results thereof to the President & CEO, Board of Directors, and ASC. The GIA shall also conduct an evaluation of the status of the development and implementation of the internal control systems for securing the reliability of financial reporting based on the Financial Instruments and Exchange Act.

•

The Global Finance division shall manage the processes of (i) self-inspection based on questionnaires on internal controls over the financial reporting completed by the head of each key subsidiary, and (ii) implementation of the improvement plan in response to warnings or recommendations.

•

The Global Quality division shall formulate global quality assurance policies, etc., relating to research, development, manufacturing, and post-marketing safety measures and then audit, monitor, and supervise compliance therewith regularly or as necessary.

(ii)	Systems for retention and management of information relating to the execution of the duties of Directors

•

The minutes of the meetings of the Board of Directors, requests for and approvals of managerial decisions, and other information concerning the execution of the duties of Directors shall be appropriately retained and controlled in keeping with the term, method and place of retention designated for each category of information, as determined in accordance with the “Policy on Document Control,” in either hard copy or electromagnetic record.

(iii)	Risk management rules and other related systems

•

Based on the “Global Risk Management Policy,” Enterprise Risk Management (ERM) shall be conducted through a five step approach, which is the identification, assessment, mitigation, reporting, and monitoring and control of the risk. Based on the policy with respect to all risk factors, including major potential risks for the Company (research and development, intellectual property rights, decline of sales due to the expiration of patents, etc., side-effects, drop in prices caused by measures to constrain the cost of medicine, fluctuation of foreign exchange rates, corporate acquisitions, country risks, stable supply, and litigation and other legal matters, IT-security and information management, etc.), the person(s) in charge of each function shall control and manage such risk factors in each area under his/her charge using qualitative and quantitative criteria in designing and implementing mid-range and annual plans, and shall take all necessary measures or remedies available to avoid and minimize such risk factors, depending on the degree and content of the risk the Company is exposed to, in compliance with the countermeasures to cope therewith and any contingency plans. In addition, from the perspective of business continuity, the Company shall design a Business Continuity Plan for each function under the “Global Risk Management Policy.”

•

In order to prevent and respond to emergency situations, the Company shall establish crisis management systems through the appointment of persons who will be in charge of crisis management, site heads and those who will be in charge of site incident management, and shall establish a crisis management committee under the “Policy on Crisis Management.”

(iv)	Systems to ensure the efficient execution of the duties of Directors

•

A system that ensures the duties of Directors are executed appropriately and efficiently shall be safeguarded through the “Bylaws of Board of Directors” and other internal company regulations relating to authorities and rules for decision-making.

(v)	Systems to ensure that Directors and employees comply with laws and regulations and the Company’s Articles of Incorporation in executing their duties

•

In accordance with the “Compliance Promotion Rule” that provides for the basic policies and procedures in relation to the implementation of the compliance program for the ethical and legal requirements of the Company, an Ethics & Compliance Officer position, the Compliance Promotion Committee and Compliance Secretariat shall be established to promote the compliance policy of the Company.

•

The interoffice notification system, a system established for the purpose of i) reflecting the opinions and proposals of Directors and employees with respect to the Company’s compliance, and ii) protecting the whistleblowers, shall be fully utilized in compliance practice.

(vi)	Systems to ensure the effective audit by the ASC

Each of the items stated below shall be carried out in accordance with the “Rules of Audit and Supervisory Committee’s Audit, etc.”

•

Full-time ASC Members shall be appointed, and an ASC Office, which will be composed of full-time staff, shall be established to provide secretariat assistance to the ASC in the performance of its duties and to function as the secretariat of ASC.

•

The ASC shall make efforts to secure the independence of the ASC Office from the person in charge of executing the business and the effectiveness of instructions from the ASC, and personnel matters with respect to the members of the ASC Office shall be handled by agreement between the Directors and ASC.

•

A Director shall inform in advance the ASC of those matters concerning the Company’s basic management policy and plans, and of material matters including the ones involving subsidiaries and affiliated companies (provided, however, that this shall not apply if the ASC Members attend the meeting of the Board of Directors or any other meeting at which such matter is discussed).

•	If a Director becomes aware of a fact that might cause material damage to the Takeda Group, such Director shall, without delay, give notice of such fact to the ASC.

•

The ASC shall appoint the Appointed ASC Members who will have the authority to request Directors and employees to report on matters relating to the performance of their duties and investigate the status of the operations and assets of the Company.

•

Based on the status of development and operation of the internal control system and other relevant matters, the ASC shall have close communications with the internal audit division, internal control promotion division and Accounting Auditor, to which the ASC shall have the authority to give instructions, and it shall enhance the effectiveness and efficiency of the audit by conducting a systematic audit utilizing the information derived therefrom.

•	The ASC Members shall request the Company to reimburse their costs for performing their duties, and submit a budget to the Company every year.

•

The ASC shall make proposals or state its opinions to the Board of Directors, as necessary, with respect to systems that ensure that any person who makes a report to the ASC and the internal audit divisions, etc., including a report made through the internal reporting system for whistleblowers, would not be subject to any discriminatory treatment due to such reporting.

2.	Basic Views on Eliminating Anti-Social Forces

The Company’s basic policy is to eliminate any relationship, including normal transactions, with antisocial forces that pose a threat to the order or safety of civil society. The Company takes the following actions.

•	The Company has built and maintains close cooperative relationships with the supervising police station and specialist external bodies, to proactively collect information on antisocial forces.

•

The Company disseminates information on antisocial forces to relevant divisions in the Company and also to employees as necessary during internal training, etc., in order to implement activities to prevent any damage from antisocial forces.

V.	Other

1.	Adoption of Anti-Takeover Measures

Adoption of Anti-Takeover Measures	Not Adopted

Supplementary Explanation

The Company has not adopted any defense measures against hostile takeovers.

2.	Other Matters Relating to Corporate Governance System

The basic procedures for Company information disclosure (global press release) according to “Rules for Global External Communications” and “Global Press Release and Related Materials Approval Standard Operating Procedure” are as follows:

BOD Board of Directors TET : Takeda Executive Tearn CCPA : Corporate Communications & Public Affairs

Reference: Schematic Diagram of Takeda's Corporate Governance System, Including the Internal Control System

General Meeting of Shareholders
Reporting
Appointment/Dismissal/ Non-reappointment of members
Reporting/ Statement of opinion
Appointment/ Dismissal of members
Reporting
Appointment/ Dismissal/ Non-reappointment of members
Nomination Committee
Compensation Committee
Recommendation
Consultation
Board of Directors
Chair: External Director
Reporting
Auditing
Audit and Supervisory Committee
Reporting
Accounting Auditor
Reporting
Instruction
Discussion/Reporting
Appointment and Dismissal of members/ Supervision
President & Chief Executive Officer (CEO)
Instruction
Reporting
The Group Internal Audit Department
Takeda Executive Team (TET)
Business Review Committee (Deliberation and decision making on important issues relating to strategy, management and execution)
Portfolio Review Committee (Deliberation and decision making on important issues relating to R&D and pipelines/on-market products)
Audit Risk and Compliance Committee (Deliberation and decision making on important issues relating to Internal Audit, Risk Management and Compliance)
Internal Auditing
Discussion/Reporting
Supervision
Internal Audit Committee
Risk Management Committee
Global Compliance Committee
Discussion/ Reporting
Execution-related Instruction/ Supervision
Discussion/Reporting
Supervision
Heads of Each Unit and President of the Group Companies

1. Guiding Principles Directors' Compensation Policy The Company's compensation system for Directors has the following guiding principles under the corporate governance code to achieve management objectives: To attract, retain and motivate managerial talents to realize Global One Takeda To improve the Company's mid- and long-term performance and leverage awareness of contributions toward increasing corporate value To be closely linked with company performance, highly transparent and objective To support a shared sense of profit with shareholders and improve the managerial mindset focusing on shareholders To encourage Directors to challenge and persevere in line with the values of Takeda-ism 2. Level of Compensation We aim to be competitive not only in Japan but also in the global marketplace to transform into a "Best in Class" global pharmaceutical company. Directors' compensation should be competitive in the global market consisting of major global companies. Specifically, the global market refers to a "global executive compensation database" developed on the basis of professional survey data with the addition of compensation data from the US, UK and Switzerland, where we need to be competitive with other major pharmaceutical companies. 3. Compensation Mix 3-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors) The compensation of Directors who are not Audit & Supervisory Committee Members (excluding External Directors) consists of "Basic Compensation", which is paid as a fixed amount, and "Performance-based Compensation", which is paid as a variable amount based on company performance, etc. "Performance-based Compensation" further consists of a "Bonus" to be paid based on the consolidated financial results, etc. for each fiscal year, and a "Long-term Incentive Plan (stock compensation)" linked with long-term financial results over a 3-year period and with Takeda's share price. To increase corporate value in the mid and long term and to better align the incentives of Takeda's Directors with Takeda's shareholders, the ratio of Long-term Incentive will be gradually increased in the Performance-based Compensation in future. Eventually, the targets will be changed to 100% of Basic Compensation for "Bonus" and 200% to 400% or more of Basic Compensation for "Long-term Incentive", reflecting the common practice of global companies. Increases in Basic Compensation will be minimized, while Long-term Incentives will be increased. Standard Directors who are not Audit & Supervisory Committee Members (excluding External Directors) Compensation Mix Model Basic Compensation Bonus 100% of Basic Compensation Long-term Incentive Plan (stock compensation) 200% to 400% or more of Basic Compensation* Fixed Performance-based Compensation * Ratio of Long-term Incentive to Basic Compensation is determined according to Director's role.

3-2. Directors who are Audit & Supervisory Committee Members and External Directors The compensation of Directors who are Audit & Supervisory Committee Members and External Directors consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is not linked to financial performance results but only to share price. The stock compensation will vest upon retirement/resignation. No bonus is available for this category of Director. The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 40% of the Basic Compensation. Standard Directors who are Audit & Supervisory Committee Members and External Directors Compensation Mix Model Basic Compensation Long-term Incentive Plan (stock compensation) Maximum of 40% of the Basic Compensation Fixed 4. Performance-based Compensation 4-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors) For Directors who are not Audit & Supervisory Committee Members (excluding External Directors) a Long-term Incentive Plan similar to Performance Share and Restricted Stock is in place to strengthen the link between compensation and company performance and the share price, and enhance commitment to increasing corporate value in the mid and long term. Performance indicators used for the Long-term Incentive will be linked with the latest mid- to long-term performance objectives such as consolidated revenue, operating free cash flow, EPS and R&D targets, etc., as transparent and objective indicators. The variable range is from 0% to 200% (100% at target), based on performance achievement. Bonuses will be paid based on performance achievement of annual goals. Bonuses will be paid in the range of 0% to 200% (100% at target) in accordance with the achievement of performance indicators such as consolidated revenue, core earnings and EPS, etc., established for a single fiscal year. 4-2. Directors who are Audit & Supervisory Committee Members and External Directors The Long-term Incentive (stock compensation) for Directors who are Audit & Supervisory Committee Members and External Directors is not linked to financial performance results but only to share price. The stock compensation will vest upon resignation/ retirement.

Whole Picture of Directors' Compensation Directors who are not Audit and Supervisory Committee Members Directors who are Audit and Supervisory Committee Members Internal Directors External Directors Internal Directors External Directors Basic Compensation Bonus *1 *2 Long-term Incentive Plan (stock compensation) Performance based Not linked to performance results (*3) (*3) (*4) (*4) (*4) (Vesting timings) *1 Varies from 0% to 200%, depending upon the degree of achievement, etc. of the performance indicators such as consolidated revenue, core earnings, EPS, etc., established for a single fiscal year. *2 Varies from 0% to 200%, depending upon the degree of achievement, etc. in relation to consolidated revenue, free cash flow, EPS, R&D targets, etc. over 3 years *3 During term of office *4 Upon resignation/retirement Performance-based Long-term Incentive Plan (stock compensation) Image FY (X) FY (X+1) FY (X+2) FY (X+3) FY (X+4) FY (X+5) Performance evaluation period Vest shares Performance evaluation period Vest shares Performance evaluation period Vest shares 5.Compensation Governance The Compensation Committee has been established with an External Director as its Chairperson and with the majority of members being External Directors, to serve as an advisory organization for the Board of Directors to ensure the appropriateness of Directors' compensation, etc. and the transparency in its decision-making process. The level of compensation, compensation mix and performance-based compensation (Mid- and Long-term Incentives and Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The guiding principles for Director compensation will be revised to develop compensation programs based on Directors' accountabilities and responsibilities, as well as to develop compensation programs that create shareholder value in alignment with Takeda-ism.